Exhibit 99.1

Press Release - Regulated Information
May 5th, 2023
7:00 am CET

CELYAD ONCOLOGY ANNOUNCES INTENT TO

VOLUNTARILY DELIST AMERICAN DEPOSITORY SHARES FROM NASDAQ

Mont-Saint-Guibert, Belgium - Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, today announced that its Board of Directors has approved the voluntary delisting of its American Depositary Shares representing ordinary shares (“ADSs”) from the Nasdaq Global Market, termination of its American Depositary Receipt (“ADR”) facility and deregistration with the U.S. Securities and Exchange Commission (the “SEC”) upon satisfaction of the requirements for deregistration. The Company will continue to be listed on Euronext Brussels.

In connection with the intended delisting, the Company has given formal notice to The Nasdaq Stock Market (“Nasdaq”) of its intention to voluntarily delist its ADSs. In order to implement the delisting, the Company intends to file a Form 25 with the SEC on or about May 15, 2023. The delisting of the Company’s ADSs will take effect no earlier than ten days after the date of that Form 25 filing. The Company expects that as a result of this voluntary delisting, the last trading day of its ordinary shares on the Nasdaq Global Market will be on or about May 24, 2023. On and after such date, the ADSs of the Company will no longer be listed on the Nasdaq Global Market and whether or not the Company’s ADSs will be traded on the over-the-counter market thereafter will depend on the actions of shareholders and independent third parties, without the Company’s involvement.

As announced by the Company on April 4, 2023, Nasdaq notified the Company on March 31, 2023 that the Company that it failed to maintain the continued listing requirement under Nasdaq Listing Rule 5450(b)(1)(A) for the Nasdaq Global Market, which requires that a listed company’s stockholders’ equity be at least $10.0 million. Further, on April 19, 2023, as announced by the Company on April 24, 2023, the Company received a notice from Nasdaq informing the Company that the minimum closing bid price per share of its ADSs was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1).

The Board of Directors has determined that the voluntary delisting of the Company’s ADSs will be in the best interests of the Company and its shareholders. The Board’s decision was based on careful review of several factors, including the benefits to the Company of eliminating the costs of being listed on the Nasdaq Global Market and complying with the periodic reporting and related obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as eliminating the demands on management’s time of complying with the Nasdaq listing standards.

On the date of this announcement, the Company will instruct Citibank, N.A., as depositary (“Citibank”), to issue the notice of terminating its ADR facility to the holders of ADSs according to the requirements under the deposit agreement, and the ADR facility will be terminated on or around June 4, 2023 (the “Termination Date”). Prior to termination of the deposit agreement, ADR holders are entitled to surrender their ADSs to Citibank for cancellation, and upon payment of the applicable fees, taxes and charges as provided in the deposit agreement, receive the underlying ordinary shares of the Company. Holders of ADSs should contact Citibank or, to the extent holding ADSs through a bank, broker or other nominee, should contact such bank, broker or nominee with any questions regarding the ADSs.

The Company’s reporting obligations under applicable U.S. federal securities laws are expected to continue after the delisting from the Nasdaq Global Market and termination of the ADR facility. Following satisfaction of the relevant deregistration conditions under the applicable U.S. federal securities laws, the Company intends to terminate its reporting obligations under the applicable U.S. federal securities laws and to deregister the ADSs. The Company intends to release further information on such deregistration and termination of reporting obligations at a later date.

The Company reserves the right, for any reason, to delay any of the filings described above, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, termination of the ADR facility and deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

Press Release - Regulated Information
May 5th, 2023
7:00 am CET

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the voluntary delisting from Nasdaq. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA